Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that Dreyfus Investment Funds (the "Trust"), which
is comprised of Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish Global Fixed Income Fund and Dreyfus/Standish International Fixed Income Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940 as
of December 31, 2009. Management is responsible for the
Funds' compliance with those requirements.  Our
responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included
among our procedures were the following tests performed
as of December 31, 2009 and with respect to agreement of security purchases and sales, for the period from June 30, 2009 (the date of our last examination), through December 31, 2009:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
in safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of December 31, 2009 and verified reconciling items;
5.      Confirmation of pending purchases for the Funds as
of December 31, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as
of December 31, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for five
purchases and five sales or maturities for the period June
30, 2009 (the date of our last examination) through December 31, 2009, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period October 1,
2008 through September 30, 2009 and noted no relevant
findings were reported in the areas of Asset Custody
and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from October 1, 2009 through December 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
March 26, 2010







March 26, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Standish Fixed Income Fund,
Dreyfus/Standish Global Fixed Income Fund and
Dreyfus/Standish International Fixed Income Fund (the
"Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of December 31, 2009 and from June 30, 2009 through December 31, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of December 31, 2009 and from
June 30, 2009 through December 31, 2009 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer